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                                                                                                Exhibit 99(d)


                                        Mississippi Power and Light Company
                               Computation of Ratios of Earnings to Fixed Charges and
                        Ratios of Earnings to Combined Fixed Charges and Preferred Dividends


                                                                            Twelve Months Ended
                                                                                December 31,                      September 30,
                                                               1990       1991       1992       1993       1994        1995

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Fixed charges, as defined:
  Interest on long-term debt                                  $63,975    $63,628    $60,709    $52,099   $46,081      $45,619
  Interest on notes payable                                     1,512        953         36          7     1,348          521
  Other interest charges                                        1,494      1,444      1,636      1,795     3,581        4,789
  Amortization of expense and premium on debt-net(cr)           1,737      1,617      1,685      1,458     1,754        1,616
  Interest applicable to rentals                                  596        574        521      1,264     1,716        2,341
                                                              ---------------------------------------------------------------
Total fixed charges, as defined                                69,314     68,216     64,587     56,623    54,480       54,886

Preferred dividends, as defined (a)                            17,584     14,962     12,823     12,990     9,447        8,168
                                                              ---------------------------------------------------------------

Combined fixed charges and preferred dividends, as defined    $86,898    $83,178    $77,410    $69,613   $63,927      $63,054
                                                              ===============================================================

Earnings as defined:

  Net Income                                                  $60,830    $63,088    $65,036   $101,743   $48,779      $69,601
  Add:
    Provision for income taxes:
      Federal and State                                         4,027     (1,001)     4,463     54,418    46,884       56,488
    Deferred Federal and State - net                           35,721     32,491     20,430        539   (26,763)     (29,301)
    Investment tax credit adjustment - net                     (1,835)    (1,634)    (1,746)     1,036    (7,645)      (7,452)
    Fixed charges as above                                     69,314     68,216     64,587     56,623    54,480       54,886
                                                             ----------------------------------------------------------------

Total earnings, as defined                                   $168,057   $161,160   $152,770   $214,359  $115,735     $144,222
                                                             ================================================================

Ratio of earnings to fixed charges, as defined                   2.42       2.36       2.37       3.79      2.12         2.63
                                                             ================================================================

Ratio of earnings to combined fixed charges and
 preferred dividends, as defined                                 1.93       1.94       1.97       3.08      1.81         2.29
                                                             ================================================================


------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.
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